OUR FOUNDERS

Current Companies



- HempMy Pet™ 2016 (Marc Brannigan, CEO & Natalie Mondine, COO)
  - First six months of sales: $0 to $3000 per day
  - Amazon's choice in 2016
  - First CBD company to sign with Chewy.com (mgretailer.com)
  - One of the first companies to fund a published clinical trial CBD study for dogs (accesswire.com)
  - Ongoing equine study in conjunction with Tarleton State University (part of Texas A&M)(prunderground.com)
  - Currently developing a line of cultivar specific CBD products for pets based on terpene profiles
- Colorado CBD Seed™ genetics company 2017 (Marc Brannigan, CEO & Natalie Mondine, COO)
  - Brought the original Abacus™ hemp genetics to market in 2015 as well as Abacus Diesel™
  - Created Cherry Abacus™, Abacus 2.0™, Spec7™, Fruit Loops™ feminized seed for large scale farming
  - Over $5 million in seed sales since inception 2018 (stopped selling seed to reduce dilution of our genetics)
  - Currently developing hemp cultivars with terpene flavor profiles (including lemon, strawberry, grape, orange, wintergreen, mango, vanilla, strawberry lemonade, cherry, root beer, cherry cola, butterscotch and more)
- Diesel Hemp™ 2019 (Marc Brannigan, CEO & Natalie Mondine, COO)
  - Sales growth currently $100,000 per month (limited by current size of greenhouses)
  - Sales expected to increase by $400,000 per month with Florida contract grower coming online 7/15/21 producing 1000 pounds per month @ $400+ per pound
- Diesel Water™ & Diesel Coffee™ 2020 (Marc Brannigan, CEO & Natalie Mondine, COO)

OUR FOUNDERS

MARC BRANNIGAN
CEO, Co-Founder



- Undergraduate degree from University of Florida, post graduate degree (MBA) Florida Atlantic University
- Growing cannabis for 30+ years
- Founder of Zoned Properties™
  - Took company public in 2012 and raised over $20 million
  - Zoned Properties is a medical marijuana real-estate investment trust
  - Focused on purchasing properties and building them out for either a grow or dispensary
  - Built out over 1 acre of greenhouse and indoor grows using a range of techniques including soil, hydroponics, and deepwater culture
  - Stock went from $.25 to $25 with a high market cap of over $400 million
- Founder of Los Suenos 2014
  - Largest outdoor marijuana grow in America featured on 60 Minutes (cbsnews.com)
  - Developed the layout and infrastructure of the outdoor, greenhouse and indoor processing facility
  - First Colorado property with four marijuana licenses on one property
  - Recently sold to Medicine Man for $65 million (mjbizdaily.com)
- Founder and CEO of CBDRx 2014
  - First USDA Organic Certified Hemp Farm in America (globenewswire.com)
  - First harvest over 50,000 pounds in 2014 originating from over 100,000 clones which started as one clone 120 days prior to planting
  - First 100 pounds harvested sold to Open Vape (O.Pen) for $144,000 ($1440 per pound)

OUR FOUNDERS

NATALIE MONDINE
COO, Co-Founder



- Over 16 years developing and producing herbal dietary supplements and extracts
- High level management of herb production labs, 7 years in Hemp industry,
- 6 years as managing partner of multiple companies
- Brought 8 different product lines to market including western, Chinese, Persian, ayurvedic, hemp and pet / equine
- Proficient in CGMPs in a dietary supplement and food production setting, with emphasis on Quality Control and Quality Assurance
- Compliance, regulatory and organic certification (was solely responsible for gaining organic certification for first hemp farm in US in 2015 – CBDRx)
- SOP creation and implementation regarding extraction, formulation, grow operations, lab operations, finished product production, inventory, etc.
- Proficient in Wholesale and Retail, buying, selling, distribution strategies
- Experienced in Contract negotiation and creation
- Project management in the design and construction planning for laboratory and production facilities
- Creative Director of all Marketing material, all branding design and content, packaging design for all product lines, social media, website design, etc.
- Head of Formulation for all finished product lines